Exhibit 99.6

Pony AI Inc.
小馬智行*
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2026)

Number of shares to which this form of proxy relates(Note 1)	Class A ordinary shares
Class B ordinary shares

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING
to be held on Thursday, April 2, 2026
(or any adjournment(s) or postponement(s) thereof)

I/We(Note 2)

of

being the registered holder(s) of

Class A ordinary shares/Class B ordinary shares(Note 3) in the issued share capital of Pony AI Inc. (“Company”) hereby appoint the chairman of the meeting(Note 4)

or

of
as my/our proxy to attend, act, and vote for me/us and on my/our behalf as directed below at the extraordinary general meeting (“EGM”) of the Company to be held at 11:00 a.m., on Thursday, April 2, 2026 at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC (and at any adjournment thereof).

Please tick (“✓”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

RESOLUTIONS(Note 6)		FOR	AGAINST	ABSTAIN
1.	As an ordinary resolution, THAT the Company’s authorised share capital be amended by re-designating 20,000,000 shares as Class A Ordinary Shares, resulting in 518,911,230 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares, all of par value US$0.0005 each.
2.	As a special resolution, THAT subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IA to the Circular, by incorporating the Class-Based Resolution and the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.
3.	As a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IB to the Circular, by incorporating the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.
4.	As an ordinary resolution, to approve and adopt the 2026 Share Scheme.
5.	As an ordinary resolution, to approve and adopt the Scheme Limit under the 2026 Share Scheme.
6.	As an ordinary resolution, to approve and adopt the Service Providers Limit under the 2026 Share Scheme.
7.	As an ordinary resolution, to approve and adopt the Individual Limit under the 2026 Share Scheme.
8.	As an ordinary resolution, to grant a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares and/or ADSs of the Company not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this resolution.
9.	As an ordinary resolution, to grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this resolution.
10.	As an ordinary resolution, to extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares and/or ADSs in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.
11.	As an ordinary resolution, to approve the proposed grant of 1,400,000 RSUs to Dr. Jun Peng pursuant to the 2026 Share Scheme.
12.	As an ordinary resolution, to approve the proposed grant of 600,000 RSUs to Dr. Tiancheng Lou pursuant to the 2026 Share Scheme.

Date:	2026	Signature(s)(Note 7):

Notes:

1.	Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	Please insert the number of shares of the Company registered in your name(s) and delete as appropriate.
4.	If any proxy other than the chairman of the meeting is preferred, please strike out the words “the chairman of the meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the EGM is entitled to appoint proxy, and any shareholder of the Company who is the holder of two or more Shares and entitled to attend and vote at the EGM is able to appoint any number of proxies (who must be individuals) to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“✓”) THE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“✓”) THE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING, PLEASE TICK (“✓”) THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy will vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM. If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.
6.	We refer to the circular (the “Circular”) and notice of the EGM of the Company dated February 5, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular and the notice of the EGM. The description of the resolutions is by way of summary only. The full text appears in the notice of the EGM.
7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney, or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.
8.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members in respect of the relevant joint holding.
9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited (for both holders of Class A ordinary shares and holders of Class B ordinary shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).
10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the EGM or any adjournment thereof if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the EGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer, and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.

* For identification purposes only